Exhibit 99.1

ADC Therapeutics to Host Second Quarter 2022

Financial Results Conference Call on August 9, 2022

Lausanne, Switzerland, August 2, 2022 – ADC Therapeutics SA (NYSE: ADCT) today announced that it will host a conference call and live webcast on Tuesday, August 9, 2022 at 8:30 a.m. ET to report financial results for the second quarter 2022 and provide business updates.

To access the conference call, please register here. Registrants will receive the dial-in number and unique PIN. It is recommended that you join 10 minutes before the event, though you may pre-register at any time. A live webcast of the call will be available under “Events and Presentations” in the Investors section of the ADC Therapeutics website at ir.adctherapeutics.com. The archived webcast will be available for 30 days following the call.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA® (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large b-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a pivotal Phase 2 trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

CONTACTS:

Investors

Eugenia Litz

ADC Therapeutics

Eugenia.Litz@adctherapeutics.com

Tel.: +44 7879 627205

Amanda Hamilton
ADC Therapeutics
amanda.hamilton@adctherapeutics.com
Tel.: +1 917 288 7023

Media

Mary Ann Ondish
ADC Therapeutics
maryann.ondish@adctherapeutics.com
Tel.: +1 914-552-4625